UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File No.: 333-213698 CUSIP: 179813308
Report: ☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Other
For Period Ended: July 31, 2026
PART I — REGISTRANT INFORMATION
Full Name of Registrant: Origin Tea Inc.
Former Name: Brilliant N.E.V. Corp.
Principal Executive Office: 7 Jinsha East Road, Yacha Town, Baisha Li Autonomous County,
Hainan Province, People’s Republic of China 572800
PART II — RULES 12b-25(b) AND (c)
☒ The registrant seeks relief under Rule 12b-25(b) and represents that:
(a) The reasons described in Part III could not be eliminated without unreasonable effort or expense;
(b) The Form 10-K will be filed on or before November 13, 2026, the fifteenth calendar day following the original due date; and
(c) The statement or exhibit required by Rule 12b-25(c) has been attached, if applicable.
PART III — NARRATIVE
Origin Tea Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended July 31, 2026 within the prescribed period without unreasonable effort or expense. During fiscal 2026, the Company established new subsidiaries in Hong Kong and the People’s Republic of China and commenced developing its tea-products business. The Company requires additional time to complete the consolidation of its financial information, reconcile certain year-end balances and supporting schedules, including subscription receipts and related-party transactions, and complete the preparation and review of the financial statements, related disclosures and independent audit. Accordingly, the Company cannot finalize its Form 10-K by October 29, 2026.
PART IV — OTHER INFORMATION
(1) Contact: Xiangying Meng, Chairman, CEO and CFO Telephone: +86-189-1098-4577
(2) Have all other required periodic reports during the preceding 12 months been filed? ☒ Yes ☐ No
(3) Is a significant change in results of operations anticipated compared with the prior fiscal year? ☒ Yes ☐ No
Explanation: Based on preliminary, unaudited financial information, the Company expects to report no revenue for either fiscal 2026 or fiscal 2025, and a net loss of approximately $50,431 for fiscal 2026 compared with a net loss of approximately $2,026 for fiscal 2025, an increase in net loss of approximately $48,405. The change primarily reflects professional fees and higher general and administrative expenses associated with the Company’s new operations and reporting activities. These figures remain subject to completion of the audit and may change.
Origin Tea Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: October 29, 2026
By: /s/ Xiangying Meng
Name: Xiangying Meng
Title: Chairman of the Board, Chief Executive Officer and Chief Financial Officer